October 9, 2015

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, DC 20549

Dear Mr. Volley:

We thank you for your comment letter dated August 25, 2015 (the “Comment Letter”), and follow up comments, addressed to Asta Funding, Inc. (the “Company”) The following are supplemental responses based on our discussions with the Staff subsequent to the original delivery of the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.	We note your response to comments 1 and 2. Please revise future filings to explain the underlying business reasons why the cash distributions to Pegasus Funding, LLC non-controlling interests have been significantly greater than the net income attributable to the non-controlling interests which has resulted in a large negative non-controlling interest balance. Also, explain if this situation is expected to continue and if so, explain the expected impact on your financial results and liquidity. Please include a draft of your proposed disclosure in your response.

The following is our proposed disclose presentation:

The following tables detail non-controlling interest for the nine month and three month period ended June 30, 2015:

	For the Nine Months Ended June 30, 2015
	Pegasus Funding LLC	CBC Settlement Funding, LLC	Total Non- Controlling Interests
Balance, beginning of period	$(783,000)	$70,000	$(713,000)
Non-controlling interest	(93,000)	286,000	193,000
Distributions	(754,000)	—	(754,000)

Balance, end of period	$(1,630,000)	$356,000	$(1,274,000)

	For the Three Months Ended June 30, 2015
	Pegasus Funding LLC	CBC Settlement Funding, LLC	Total Non- Controlling Interests
Balance, beginning of period	$(1,326,000)	$248,000	$(1,078,000)
Non-controlling interest	(16,000)	108,000	92,000
Distributions	(288,000)	—	(288,000)

Balance, end of period	$(1,630,000)	$356,000	$(1,274,000)

The distributions to non-controlling interests is the distributions made to the 20% non-controlling interest owners of Pegasus Funding, LLC (“Pegasus Funding”). The distribution is based upon the profitability of the closed personal injury cases based upon the formula included in the operating agreement signed December 28, 2011, and as revised. The distributions are based upon the profitability of the closed cases, less 20% of overhead expenses of Pegasus Funding based upon a 12% estimated overhead rate, of the operating unit, less 20% of write offs of personal injury cases deemed to be lost. The 20% write off amount is deducted directly from the distribution amount. Distributions have been greater than the net income attributable to Asta Funding primarily due to bad debt reserves reducing the net income attributable to Asta Funding but not being specifically factored into the formula to determine the distributions to non-controlling interest owners based on the operating agreement. Ultimately, this timing difference will reverse when personal injury cases are actually written-off.

2.	We note your response to comment 7 and your disclosure that your structured settlements are collateralized by the debt of CBC. We also note you elected the fair value option for your structured settlements but the debt of CBC is accounted for at amortized cost. Please revise your future filings to discuss the risk of earnings volatility caused by measuring related assets and liabilities differently.

The Company will include the following risk factor in the next filing.

We are exposed to interest rate volatility risk as interest rates can fluctuate in the period between when we purchase structured settlements payment streams and when we securitize such payment streams.

We purchase structured settlement at a discount rate based on, among other factors, our then estimates of the future interest rate environment. Once a critical mass of payment streams is achieved, those payment streams are then securitized, generally through fixed rate private placements. The discount rate at which a securitization is sold to investors is based on the current interest rates as of the time of such securitization. Interest rates may fluctuate significantly during the period between the purchase and securitization of payment streams, which can increase or decrease the spread between the discount rate at which we purchased the payment streams and the discount rate at which we securitize such payment streams, which could increase or decrease our revenues. Volatile interest rate environments can lead to volatility in our results of operations. If we are unable to finance the payment streams we purchase at a discount rate that is sufficiently lower than the discount rate at which we make such purchases, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, we will add the following disclosure under Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk, Report on Form 10-K; (Part I Item 3 for Report on Form 10-Q)

We have elected to measure structured settlements at fair value under ASC 825. However, the debt used to finance our investment in structured settlements is measured at cost. This results in an accounting mismatch that results in potential gains or losses recognized in the consolidated statements of income depending primarily on changes in interest rates.

We monitor changes in market rate primarily based upon our periodic securitization of assets whereby we are able to determine a market rate. A significant change in the rate at which we can securitize can increase or decrease the gain and loss. We partially mitigate the risk over the long term by pricing new structured settlements originations relative to current market rates. As benchmark rates decease we can purchase structured settlements at lower discount rates to the consumer while maintaining spread or gain. As benchmark rates increase the market value of the entire portfolio could lose value. As such future structured settlement purchases must be purchased at an increase discount rate in order to maintain or increase spread or gain. The Company does not currently purchase derivative products to mitigate risk.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comment and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer